UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

39036P209

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

10 Corbin Drive

3rd Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,266,000
	8	SHARED VOTING POWER 1,136,792
	9	SOLE DISPOSITIVE POWER 1,266,000
	10	SHARED DISPOSITIVE POWER 1,136,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,402,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,792
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,136,792
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,402,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,402,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,402,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 39036P209

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,402,792
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,402,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,402,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

Item 1. Interest in Securities of the Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 Par Value (the “Common Stock”), of Great Elm Capital Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 South Street, Suite 230, Waltham, MA 02453.

Item 2. Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”); Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); and Matthew A. Drapkin. The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP.

(b) The business address of the Reporting Persons is 10 Corbin Drive, 3rd Floor, Darien, CT 06820.

(c) The present principal occupation of Mr. Drapkin is serving as a managing member of BCA. The principal business of BCA is serving as the general partner of Northern Right Management. The principal business of Northern Right Management is serving as the general partner of, and investment manager for Northern Right QP and other investment funds and managed accounts. The principal business of Northern Right QP is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Drapkin is a citizen of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate amount equal to $3,819,621.12 (including commissions) to purchase 1,136,792 shares of Common Stock. Funds used to purchase the reported securities have come from the working capital of Northern Right QP, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

In addition, the Issuer granted the Warrant (as defined in Item 5(a), (b) below) to the Reporting Persons in exchange for certain non-financial consideration.

Item 4. Purpose of Transaction

(a)–(j) The Reporting Persons acquired the shares of Common Stock reported in this Statement based on their belief that such shares, when acquired, represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may discuss with the Issuer ways in which shareholder value may be increased, which may include discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer.

Subject to applicable law and regulations and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through, the exercise of the Warrant, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable. In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve on the board of directors of the Issuer (the “Board”); have discussions with other shareholders and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

On April 14, 2017, Mr. Drapkin was elected to the Board; Mr. Drapkin was elected to the Board pursuant to the appointment rights of certain funds managed by MAST Capital Management, LLC.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,402,792 shares of Common Stock, which represent approximately 9.5% of the outstanding shares of Common Stock.1 The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 25,405,631 shares of Common Stock outstanding, which is derived by adding (i) 24,139,631 shares of Common Stock outstanding as of September 1, 2017, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 19, 2017, and (ii) 1,266,000 shares of Common Stock which are issuable upon exercise of the Warrant.

[1]	Excludes 19,231 restricted stock units, which (i) were issued to Mr. Drapkin on May 18, 2017, in consideration of his service on the Board, (ii) are currently unvested and will not vest within 60 days of the date of this Statement and (iii) will vest in full on April 14, 2018, contingent upon continued service of Mr. Drapkin as a member of the Board.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,136,792 shares of Common Stock (the “QP Shares”), which represent approximately 4.5% of the outstanding shares of Common Stock.

On September 18, 2017 (the “Issuance Date”), the Issuer issued to Northern Right Management a warrant (the “Warrant”), whereby Northern Right Management or not more than five of its affiliated funds or managed accounts has the right to purchase up to 1,266,000 shares of the Common Stock; provided, that Northern Right Management (or such a designee) may not purchase Common Stock pursuant to the Warrant if such purchase would result in the Reporting Persons beneficially owning more than 9.9% of the outstanding Common Stock. As of the date hereof, all 1,266,000 shares of Common Stock could be issuable upon exercise of the Warrant in compliance with such limitation. The Warrant is exercisable from the date that is ten (10) trading days following the Issuance Date up to and until the expiration of the one-year anniversary of the Issuance Date. The exercise price for the Warrant is the simple average of the Weighted Average Price (as defined in the Warrant) of the Common Stock on the principal securities market on which the Common Stock is then traded for the ten (10) consecutive trading days ending on and including the trading day immediately prior to the date of the notice of exercise of the Warrant. The foregoing description of the Warrant is qualified in its entirety by reference to the full text of the Warrant, which is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Northern Right Management, as the holder of the Warrant, may be deemed to beneficially own and have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 1,266,000 shares of Common Stock issuable pursuant to the Warrant, which represent approximately 5.0% of the outstanding shares of Common Stock. In addition, as general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares. Northern Right Management disclaims beneficial ownership of the QP Shares.

BCA, as general partner of Northern Right Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by Northern Right Management; BCA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Drapkin, as managing member of BCA, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned (or deemed beneficially owned) by BCA; Mr. Drapkin disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) On the Issuance Date, the Issuer issued the Warrant to Northern Right Management (in the amount set forth in Item 5(a), (b)).

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On September 25, 2017, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Statement with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 99.1.

Reference is made to the Warrant as described above under Item 5(a), (b) and attached hereto as Exhibit 99.2.

On September 18, 2017, the Issuer and Northern Right Management entered into a Share Registration Agreement (the “Share Registration Agreement”) pursuant to which the Issuer granted to Northern Right Management demand registration rights exercisable following the first anniversary of the Issuance Date and piggy-back registration rights, in each case, with respect to the shares of Common Stock issued as a result of the exercise of the Warrant. This description of the Share Registration Agreement is qualified in its entirety by reference to the full text of the Share Registration Agreement, which is attached as Exhibit 99.3 hereto and incorporated by reference herein.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons, dated September 25, 2017.

Exhibit 99.2 Warrant issued to Northern Right Management by the Issuer, dated September 18, 2017.

Exhibit 99.3 Share Registration Agreement by and between Issuer and Northern Right Management, dated September 18, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2017

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By: Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew A. Drapkin
Name: Matthew A. Drapkin
Title: Managing Member

/s/ Matthew A. Drapkin
Matthew A. Drapkin